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                             December 10, 2021

       Yves Michel
       Chief Executive Officer
       GME Innotainment, Inc.
       208 East 51st Street, Suite 170
       New York, New York 10022

                                                        Re: GME Innotainment,
Inc.
                                                            Amendment No.1 to
Offering Statement on Form 1-A
                                                            Filed December 8,
2021
                                                            Offering Statement
on Form 1-A
                                                            Filed December 3,
2021
                                                            File No. 024-11738

       Dear Mr. Michel:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Matt Stout